April 5, 2005

via U.S. mail and facsimile

Mr. John Bingman
Chief Financial Officer
CCA Industries, Inc
200 Murray Hill Parkway
East Rutherford, NJ 07073

Re:	CCA Industries, Inc.
Form 10-K for the year ended November 30, 2004
File No. 1-31643


Dear Mr. Bingman:

      We have reviewed your response letter dated March 20, 2005 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.


Form 10-K for the year ended November 30, 2004


Independent Registered Public Accountant
1. We note that your independent accounting firm has changed names.
Please tell us what consideration you have given to filing a report under Item 4.01 of Form 8-K to disclose this event. We refer you to the Commission`s Releases 33-8400 and 33-8400A, effective August 23,
2004 regarding the current Form 8-K requirements.

Management`s Discussion and Analysis, page 11
2. We have reviewed your revised Management`s Discussion and Analysis and note that you have made some improvements to your disclosure. However, in future filings, please continue to enhance your discussion to include a more in-depth analysis of changes in your financial position. In addition, please consider adding a discussion related to the revenue results by product line.

Item 15. Exhibits, page 29
3. We note your response to our prior comment 11. Please confirm to us that you have considered and applied Item 1.01 and 1.02 of Form 8-
K when deciding which of your arrangements constitutes a material agreement.

Consolidated Statement of Shareholders` Equity, page 6
4. We note in your response to our prior comment 12 that the common stock shares issued from stock option grants were "adjusted to reflect the effect of the 2% stock dividend." It is unclear to us if this adjustment measured the stock dividend at fair value. Please explain.
5. In future filings, please describe the pertinent rights and privileges of both your Class A and Common Stock.

Note 2. Summary of Significant Accounting Policies, page 8

Advertising Costs, page 11
6. We note your response to our prior comment 14. However, as noted in APB 28, advertising costs may only be deferred during an interim period if the benefits "clearly extend" beyond the period in which the expenditures are made. Based on the response you have provided as well as the disclosure in your filings, it appears that you do not perform a substantive analysis of when the benefits from an advertising expenditure are expected to be received. Rather, you expense your total expected advertising costs ratably over the fiscal year. In future filings, please expense your advertising expenditures as they are incurred unless you can provide a substantive analysis of why the benefits from a given expenditure would extend beyond the interim period.

Note 5. Intangible Assets, page 12
7. Please provide us with a detailed listing of your individual trademarks and patents as well as each of their remaining useful lives. In addition, provide us with amount of revenue generated from the sale of their related products during each of the two most recent fiscal years and the current interim period.

Note 9. Stock Options, page 21
8. We note in your response to prior comment 16 that you measure your
volatility based on the stock price over the last 36 months.
Please
tell us what consideration you gave to measuring the volatility based
on the stock price over the last 5 years which is the expected life
of your options.  Reference paragraph 285 of FAS 123.
9. We note in your response to our prior comment 17 that no new stock
options were granted in fiscal 2003 and 2002.  However, in
accordance
with FAS 123, compensation expense should be recognized over the vesting period of a given option grant. Therefore, even if no new options grants existed, we would expect to see a proforma effect of recognizing stock compensation under FAS 123 for fiscal 2003 and
2002
related to prior option grants.  Please explain.
10. We note your response to our prior comment 18. Please expand on the information you have provided us. Tell us whether there was any compensation expense recognized when the modifications to the option grants were made and if there is any ongoing compensation expense. In addition, please tell us how your accounting treatment complies with the guidance set forth in FASB Interpretation No. 44.

Note 12. Commitments and Contingencies, page 27
11. We note your response to our prior comment 20. In future filings, please consider including more specific information regarding the royalty costs by licensor. In addition, we previously inquired as to where you classified these costs in your income statement. However, you did not respond to our inquiry. Please do so now.
12. In future filings, please ensure that your disclosure is updated to include the specific points of the two remaining cases that you have discussed in your response to our prior comment 21. In particular, ensure that you update Item 3 of your Form 10-K. In addition, as each case is resolved, please add that fact to your disclosures.
13. We note your response to our prior comment 22. For future compliance with respect to these matters, we refer you to SEC Staff`s letter to the Center for Public Company Audit Firms dated February 7,
2005 regarding certain leasing issues.


      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.


     If you have any questions regarding these comments, please direct them to Patricia Armelin, Staff Accountant, at (202) 824-
5563,
Nathan Cheney at (202) 942-1804 or, in their absence, to the undersigned at (202) 824-5373.


      Sincerely,




      John Cash
      Accounting Branch Chief


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Mr. John Bingman
April 5, 2005
Page 1 of 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE